U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549


                                    FORM 12b-25
                            NOTIFICATION OF LATE FILING


[ ] Form 10-K   [ ] Form 20F   [ ] Form 11-K   [X]Form 10-Q or Form 10-QSB
[ ] Form N-SAR

For the Period Ended: June 30, 1998.

        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR

For the Transition Period Ended ___________

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                          PART I - REGISTRANT INFORMATION

Full Name of Registrant:       TRIDENT MEDIA GROUP, INC.

Address of Principal           6349 Palomar Oaks Court
Executive Office:              Carlsbad, California  92009


                         PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)


        [X]     (a)     The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;

        [ ]     (b)     (i)     The subject annual report, semi annual
report, transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

        [X]             (ii)     The subject quarterly report or
transition report on Form 10-Q, [or Form 10-QSB], or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.


        [ ]     (c)     The accountant's statement or other exhibit
required by Rule 12b-25(c) has been attached if applicable.


                               PART III - NARRATIVE

                The Company's unaudited financial statements for the quarterly period ended June 30, 1998, will not be available until approximately
August 20, 1998.

                             PART IV - OTHER INFORMATION

                (1) Name and address of person to contact in regard to this notification:


                       Edward M. Spector
                       6349 Palomar Oaks Court
                       Carlsbad, California  92009
                       Telephone:  (619) 438-9080

                (2)    Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                    [X] Yes        [ ] No

                (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                    [ ]Yes         [X] No

                If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                TRIDENT MEDIA GROUP, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 14, 1998                     By: /s/Edward M. Spector
                                          President and Director